

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 18, 2007

Edward S. Forman, Esq.
Executive Vice President, General Counsel and Secretary
Duff & Phelps Corporation
909 Third Avenue, 12th Floor
New York, New York 10022

> **Re:** **Duff & Phelps Corporation**
> **Form S-1**
> **Amendment 1 Filed June 29, 2007**
> **File No. 333-143205**

Dear Mr. Forman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 10
We will be required to pay the existing unitholders of D&P Acquisitions for certain tax benefits we may claim arising in connection with this offering and related transactions…, page 19

1.   We note your response to our prior comment 10. Please clarify how the arrangement discussed in this risk factor could result in negative tax consequences to public investors.

Our Structure, page 24
Recapitalization Transactions, page 24

2.   We note your responses to our prior comments 5 & 11. Please further explain
        why the post-IPO structure still involves membership interests instead of all
        investors owning common stock in Duff & Phelps Corporation.

3.   We note your response to our prior comment 12 and the additional disclosure on
        page 24. Please clarify when the conversion ratios for each class of outstanding
        units were set.

Use of Proceeds, page 27

4.   We note your response to our prior comment 15. Please include such response as
        disclosure within your prospectus and clarify the reasons why management has
        chosen to allow existing holders to monetize a portion of their holdings in the
        company.

Selected Consolidated Financial and Operating Data, page 37

5.   We note your response to our prior comment 22. The revised disclosures have
        not addressed why you believe adjusted EBITDA provides useful information to
        investors. Since capital items are a necessary expenditure to enable you to
        generate revenues, please address in your disclosure why a financial measure that
        omits these expenditures is a relevant and useful measure of operating
        performance.

Equity-Based Compensation, page 44

6.   Disclose why the terms of the Class C Units result in an allocation of a
        significantly higher weighted-average fair value per unit.

7.   We have considered your response to our prior comment 23 and may have
        additional comments when you disclose the anticipated offering price. Please
        provide a schedule that converts the fair value of each class of units at December
        31, 2006 and March 31, 2007 to the equivalent New Class A Unit fair value based
        on the conversion rate used in the recapitalization transaction.

Critical Accounting Policies, page 62

8.   We note your response to our prior comment 27. Critical accounting estimates
and assumptions are based on matters that are highly uncertain. For this reason,
you should analyze their specific sensitivity to change, based on other outcomes
that are reasonably likely to occur and would have a material effect on financial
condition or operating performance and provide quantitative as well as qualitative
disclosure when quantitative information is reasonably available and will provide
material information to investors. Please expand the disclosure of your critical
accounting polices to provide quantitative information where practicable to
demonstrate the sensitivity of your estimates to change.

Compensation Discussion & Analysis, page 84
Executive Compensation Components, page 87
Base Salary, page 87

9.   We note the disclosure on page 87 that base salaries will be adjusted by taking
into account competitive market compensation paid by the companies in Peer
Group 1. Please clarify your disclosure with respect to the manner by which this
will be determined, as you note on page 86 that Peer Group 1 was used to
determine the appropriate level of total (as opposed to base) compensation.

Annual Bonus, page 87

10.   We note your response to our prior comment 32. Please clarify in more detail
how each NEO's bonus award will be calculated, including an explanation of the
defined terms used in this section. We note that the Minimum and Target
Company EBITDA are not defined in either the prospectus or exhibits. Please file
all exhibits to the compensation agreements.

11.   Please revise your disclosure to clarify whether annual bonuses to be awarded
post-IPO will be calculated in the same manner they were pre-IPO. Explain why
target annual bonus awards will be 100% of base salary while they appear to be
50% currently.

12.   We note your response to the second half of our prior comment 34. Further
clarify what performance measures, company and individual, were used to set
base salary for your named executive officers in 2006.

13.   We note your response to our prior comment 35; however, your disclosure on
page 9 indicates that "Adjusted EBITDA is the principal measure that determines

the compensation of our senior management team." It is not clear what adjustments are made to EBITDA in evaluating whether performance targets have been met. Please clarify and explain why certain adjustments are made with respect to EBITDA used for compensation determinations if they are not made with respect to Adjusted EBITDA discussed in your pro forma financial data section.

2007 Grants, page 88

14.   We note your response to our prior comment 36 and the additional disclosure added to page 88. Discuss in greater detail how the board of managers determined the specific option grant amounts for each named executive officer. Focus your added disclosure on the specific contributions of each named executive officer and how these grants compared to comparable positions at the Peer Group 2.

Shares Eligible for Future Sale, page 111

15.   We note your response to our prior comment 42 and the additional disclosure on page 24. Please clarify the terms of the New Class A Units vesting provisions and, if applicable, specify the reasons for any variation in treatment between existing unitholders of D&P Acquisitions.

Duff & Phelps Acquisitions, LLC
Financial Statements
Balance Sheet as of March 31, 2007, page F-2

16.   We note your response to prior comment 45. Although we understand that Duff & Phelps Acquisitions, LLC will not be the public registrant, in substance, its operations will represent the historical financial statements of Duff & Phelps Corporation, the public registrant. We continue to believe that you should include a pro forma balance sheet in a separate column along side the historical balance sheet to show the reduction in equity attributed to the redemption of units from offering proceeds. The pro forma balance sheet should not reflect the proceeds from the offering.

Consolidated Statements of Operations, page F-30

17.   We note your response to prior comment 46, and continue to believe that you should present pro forma tax and earnings per unit information on the face of the statement of operations for all periods to reflect the impact of the change to a taxable entity.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-35
(e) Revenue Recognition, page F-36

18.   In your response to prior comment 47 you describe the proportional performance
        method as "based on estimates of work completed, utilizing billable hours, for
        which the related costs can be reasonably estimated and measured in proportion to
        the total services and related costs to be provided."   Please describe in more
        detail how you calculate the amount of revenue recognized and provide an
        example to illustrate your method.

        Also explain how your method meets the criteria for revenue recognition in SAB
        Topic 13. In determining whether delivery has occurred for a service contract you
        should evaluate the terms of the arrangement, specifically the rights and
        obligations of the service provider and the customer. Revenue recognition should
        reflect the pattern in which obligations to the customer are filled. An output-
        based approach is generally used to achieve this objective. Because your method
        uses billable hours and related costs, it appears you are using and input-based
        approach.

19.   Please expand your response to prior comment 49 to describe in reasonable detail
        how you apply the guidance in EITF 00-21 to contracts that include multiple
        services. As previously requested, please describe the types of services provided
        and discuss how you determine fair value of the delivered and undelivered items.
        Because you provide services that are generally based on the needs of the client, it
        is unclear how you determine fair value using the sale of services to other clients.
        Also explain why you state in your response that "generally" fair value and the
        separate elements are readily identifiable.

20.   Please clarify the meaning of your disclosure at page F-8 that "if the amount of
        non-contingent revenues allocated to a delivered element is less than the costs to
        deliver such services, then such costs are deferred and recognized in future
        periods when the revenues become non-contingent." Provide an example to
        illustrate your accounting for the revenues and related costs. Also discuss the
        accounting literature you considered in assessing whether the deferral of costs or a
        loss on a contract element is appropriate.

21.   Expand the disclosure of your accounting policy for contracts with multiple
        elements to describe the nature and terms of the arrangements, including contract

provisions for performance, cancellation, termination or refund. Refer to the guidance in paragraph 18 of EITF 00-21.

* * * *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (917) 777-3574